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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 8-A/A
                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                           EAGLE USA AIRFREIGHT, INC.
             (Exact name of registrant as specified in its charter)

                  TEXAS                                 76-0094895
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                     15350 VICKERY DRIVE
                        HOUSTON, TEXAS                   77032
           (Address of principal executive offices)    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange on which
   Title of each class to be so registered      each class is to be registered
   ----------------------------------------     ------------------------------
                    NONE                                NOT APPLICABLE

         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this form relates: __________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                                (title of class)

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ITEM 1.      DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The authorized capital stock of Eagle USA Airfreight, Inc., a Texas corporation (the "Company"), currently consists of 100 million shares of Common Stock, par value $.001 per share ("Common Stock"), and 10 million shares of Preferred Stock, par value $.001 per share ("Preferred Stock"), issuable in series. The following description of certain provisions of the Company's
Second Amended and Restated Articles of Incorporation, as amended ("Articles of Incorporation"), and the Company's Amended and Restated Bylaws (the "Bylaws") are necessarily general and do not purport to be complete and are qualified in their entirety by reference to the Articles of Incorporation and Bylaws, which are included as exhibits to this Registration Statement on Form 8-A. The Company was organized in March 1984 and is a Texas corporation.

COMMON STOCK

         Holders of Common Stock are entitled to one vote per share with respect to all matters required by law to be submitted to shareholders of the Company. Holders of Common Stock have no preemptive rights to purchase or subscribe for securities of the Company, and the Common Stock is not convertible or subject to redemption by the Company.

         Subject to the rights of the holders of any class of capital stock of the Company having any preference or priority over the Common Stock, none of which are outstanding as of June 23, 1998, the holders of the Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors of the Company from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provisions for any liquidation preferences on any outstanding stock ranking prior to the Common Stock.

         American Securities Transfer & Trust, Inc. is the registrar and transfer agent for the Common Stock.

PREFERRED STOCK

         The Board of Directors, without further action by the shareholders, is authorized to issue up to 10 million shares of Preferred Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, if any, voting rights, if any, dividend rights and preferences on liquidation. The Company has no present intention to issue any Preferred Stock, but may determine to do so in the future.

         The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could adversely affect the voting power of the Common Stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class

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voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the shareholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law.

SPECIAL MEETINGS

         Special meetings of the shareholders of the Company may be called by the chief executive officer, the Board of Directors or by shareholders holding not less than 50% of the outstanding voting stock of the Company.

VOTING

         Holders of Common Stock are entitled to cast one vote per share on matters submitted to a vote of shareholders and do not have cumulative voting rights. Each director will be elected annually. Any director may be removed, with or without cause, at any meeting of shareholders called expressly for that purpose, by a vote of the holders of a majority of the outstanding shares. Because the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors.

         Subject to any additional voting rights that may be granted to holders of future classes or series of stock, the Company's Articles of Incorporation require the affirmative vote of holders of a majority of the outstanding shares entitled to vote thereon to approve any merger, consolidation or share exchange, sale of all or substantially all of the assets of the Company, dissolution of the Company or amendment to the Articles of Incorporation for which a vote is required by the Texas Business Corporation Act.

         Approval of any other matter not described above that is submitted to the shareholders requires the affirmative vote of the holders of a majority of the shares of Common Stock represented at the meeting. The holders of a majority of the shares entitled to vote will constitute a quorum at meetings of shareholders.

         The Company's Bylaws provide that shareholders who wish to nominate directors or to bring business before a shareholders' meeting must notify the Company and provide certain pertinent information at least 80 days before the meeting date (or within ten days after public announcement

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pursuant to the Bylaws of the meeting date, if the meeting date has not been publicly announced at least 90 days in advance).

BUSINESS COMBINATION LAW

         The Company is subject to Part Thirteen (the "Business Combination Law") of the Texas Business Corporation Act, which took effect September 1, 1997. In general, the Business Combination Law prevents an "affiliated shareholder" (defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares) or its affiliates or associates from entering into or engaging in a "business combination" (defined generally to include (i) mergers or share exchanges, (ii) dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation, (iii) certain issuances or transactions by the corporation that would increase the affiliated shareholder's number of shares of the corporation,
(iv) certain liquidations or dissolutions, and (v) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation) with an "issuing public corporation" (which includes the Company) during the three-year period immediately following the affiliated shareholder's acquisition of shares unless
(a) before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by the affiliated shareholder on such date or (b) not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates. The Business Combination Law does not apply to a business combination with an affiliated shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the issuing public corporation on December 31, 1996, and continuously until the announcement date of the business combination; as a result, the restrictions of the Business Combination Act would not apply to Mr. James R. Crane, the Company's Chairman, President and Chief Executive Officer, who has been the beneficial owner of more than 20% of the outstanding Common Stock continuously since prior to December 31, 1996. In discharging the duties of director under the Business Combination Act or otherwise, a director, in considering the best interests of the Company, may consider the long-term as well as the short-term interests of the Company and its shareholders, including the possibility that those interests may be best served by the continued independence of the Company.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS

         The Articles of Incorporation of the Company contain a provision that limits the liability of the Company's directors as permitted by the Texas Business Corporation Act. The provision eliminates the personal liability of directors to the Company and its shareholders for monetary damages for breach of directors' fiduciary duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to the Company or to shareholders, acts or omissions

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not in good faith or which involve intentional misconduct or a knowing violation of law, an act or omission for which the liability of a director is expressly provided for by an applicable statute, or in respect of any transaction from which a director received an improper personal benefit. Pursuant to the Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

         The Company's Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. The Company has also entered into indemnification agreements with each of its directors and certain of its officers that contractually provided for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees' receipt of such benefits. In addition, the Company may purchase directors' and officers' liability insurance policies for its directors and officers in the future. The Bylaws and such agreements with directors and officers provide for indemnification for amounts
(i) in respect of the deductibles for such insurance policies, (ii) that exceed the liability limits of such insurance policies and (iii) that are available, were available or which become available to the Company or which are generally available to companies comparable to the Company but which the officers or directors of the Company determine is inadvisable for the Company to purchase, given the cost involved of the Company. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of the Bylaws or such agreements.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

         The Shareholders' Agreement dated as of October 1, 1994 among the Company and James R. Crane, Daniel S. Swannie, Donald P. Roberts and Douglas A. Seckel (the "Pre-IPO Shareholders") provides registration rights with respect to the Common Stock held by such shareholders on the date of the agreement as well as shares otherwise purchased from the Company (the "Registrable Securities"). Such registration rights are no longer applicable with respect to Mr. Swannie, Mr. Roberts and Mr. Seckel. Pre-IPO Shareholders owning not less than 51% of the then outstanding shares of Registrable Securities may demand that the Company effect a registration under the Securities Act of 1933, as amended (the "Securities Act"), for the sale of not less than 5% of the shares of Registrable Securities then outstanding. The Pre-IPO Shareholders also have limited rights to require the Company to include their shares of Common Stock in connection with any registered offering by the Company. The Company may generally be required to effect three demand registrations and three additional demand registrations for certain offerings registered on SEC Form S-3, subject to certain conditions and limitations. The registration rights will terminate as to any holder of Registrable Securities at such time as such holder may sell under Rule 144 in a three-month period all Registrable Securities then held by such holder. The registration for the offering pursuant to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 9, 1998, and as thereafter amended (Registration Nos. 333-44005 and 333-45109), constituted the first registration under the Shareholders' Agreement. Registration of shares

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under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration.


ITEM 2.           EXHIBITS

         The following exhibits are filed as part of this Registration Statement on Form 8-A:

     1*   --  Second Amended and Restated Articles of Incorporation of the
              Company, as amended (Filed as Exhibit 3(i) to the Company's
              Quarterly Report on Form 10-Q for the quarter ended March 31,
              1998).

     2*   --  Amended and Restated Bylaws of the Company (Filed as Exhibit 3.2
              to the Company's Registration Statement on Form S-1 (Registration
              No. 33-97606)).

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*    Incorporated by reference as indicated pursuant to Rule 12b-32.


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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         EAGLE USA AIRFREIGHT, INC.



Date: June 26, 1998                      By: /s/ Douglas A. Seckel
                                             ----------------------------------
                                             Douglas A. Seckel